Mail Stop 6010

								November 16, 2005

Via U.S. Mail and Facsimile

Mr. Lawrence C. Best
Executive Vice President - Finance & Administration and Chief
Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

Re:	Boston Scientific Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
	File No. 001-11083

Dear Mr. Best:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K as of December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 39

Note D - Business Combinations, page 51

1. We note your acquisition of Advanced Bionics on June 1, 2004 and that $397 million of the purchase price was allocated to goodwill. Please tell us and disclose in future filings the valuation methodologies and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and intangible assets. Explain the nature of the core technology acquired. In addition, explain why such a significant portion of the purchase price was allocated to goodwill.

Form 8-K dated October 14, 2005

Exhibit 99.1

Third Quarter Financial Results

2. We note that you present your non-GAAP measures in the form of statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted net sales, adjusted cost of products sold, adjusted gross profit, adjusted selling, general and administrative expenses, adjusted research and development expenses, adjusted amortization expense, adjusted litigation-related charges, adjusted operating
(loss)/income, adjusted (loss) income before income taxes, adjusted income taxes, adjusted net (loss) income, and adjusted diluted earnings per share which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of
Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i)
of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-
GAAP
Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.
* To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP
Financial
Measures for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

3. In addition, Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The discussion of the third quarter financial results focuses on non-GAAP net income and does not include a discussion of GAAP net income. Please tell us how this discussion meets the requirements of Item 10.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Note H - Commitments and Contingencies, page 12

4. We see your disclosures of your various legal and regulatory proceedings throughout footnote H. Please tell us and revise future filings to provide an assessment and estimate of the additional loss, or range of loss, that is reasonably possible for each of these proceedings or state that such an estimate cannot be made in accordance with SAB Topic 5.Y.

Litigation with Johnson & Johnson, page 13

5. We note the disclosure on page 14 that "it is reasonably possible that the Company may incur a liability associated with" the Cordis/SCIMED case. Please tell us and revise your disclosures in future filings to provide more disclosure about the contingency and to indicate the range of possible loss in accordance with SAB
Topic
5.Y.

Litigation with Medinol Ltd., page 17

6. We see that you recorded $780 million related to the settlement agreement with Medinol. We see from your June 30, 2005 Form 10-Q that during that quarter you began participating in mediation. Please tell us why you recorded the entire charge for this settlement during the quarter ended September 30, 2005 and how this complies with the requirements of SFAS 5.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



Brian Cascio
Accounting Branch Chief


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Mr. Lawrence C. Best
Boston Scientific Corporation
November 16, 2005
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